SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated: June 25, 2015

Commission File No. 001-36738

Navios Maritime Midstream Partners L.P.

7 Avenue de Grande Bretagne, Office 11B2

Monte Carlo, MC 98000 Monaco

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

On June 18, 2015, pursuant to the previously executed Share Purchase Agreement, dated November 18, 2014, between Navios Maritime Midstream Partners L.P. (“Navios Midstream”) and Aegean Sea Maritime Holdings Inc., a wholly-owned subsidiary of Navios Maritime Acquisition Corporation (“Navios Acquisition”), Navios Midstream issued to Navios Acquisition 1,592,920 of a new series of subordinated units designated the Subordinated Series A Units (the “Series A Units”). The Series A Units are eligible to receive cash distributions, distributed pro rata with Navios Midstream’s Subordinated Units, and are subject to a subordination period expiring upon the earlier of June 18, 2018 or the Liquidation Date, as defined in the Third Amended and Restated Agreement of Limited Partnership of Navios Midstream dated June 18, 2015 (the “Limited Partnership Agreement”). Upon the expiration of such subordination period, the Series A Units will automatically convert into common units. The rights of the holder of the Series A Units and the provisions regarding the Series A Units are as set forth in the Limited Partnership Agreement. A copy of the Limited Partnership Agreement is filed as Exhibit 3.1 to this report and is incorporated herein by reference. The Series A Units were issued, as partial consideration, in connection with the acquisition of two VLCC tankers, the C. Dream and the Nave Celeste, from Navios Acquisition for an aggregate purchase price of $100.0 million. Of the aggregate purchase price, $73.0 million was paid through the proceeds from the term loan transaction described below and the balance through the issuance of the Series A units.

On June 18, 2015, Navios Midstream and Navios Maritime Midstream Finance (US) Inc. (“Navios Finance”), as borrowers, entered into a credit agreement (the “Term Loan Agreement”) for a $205.0 million term loan (the “Term Loan”) with certain subsidiaries of Navios Midstream, as guarantors, the several banks, financial institutions, institutional investors and other entities from time to time party thereto, as lenders, and Morgan Stanley Senior Funding, Inc., as administrative agent.

The Term Loan is set to mature on June 18, 2020 (the “Maturity Date”) and is repayable in installments equal to 0.25% of the initial principal amount of the Term Loan on the last business day of each March, June, September and December, beginning on September 30, 2015, with a final payment of the aggregate principal amount of the Term Loan, plus accrued and unpaid interest, due on the Maturity Date.

The Term Loan bears interest at either: (i) the Eurodollar Rate (as defined in the Term Loan Agreement) plus 4.50% per annum or (ii) the ABR (as defined in the Term Loan Agreement) plus 3.50% per annum. The Term Loan Agreement is secured by first priority mortgages covering six vessels owned by subsidiaries of Navios Midstream, in addition to other collateral, and is guaranteed by such subsidiaries.

The Term Loan Agreement was entered into primarily to: (i) finance a portion of the purchase price for the acquisition of the vessels the C. Dream and the Nave Celeste from Navios Acquisition (as further described above), (ii) refinance Navios Midstream’s facility agreement, dated as of November 13, 2014, by and among Navios Midstream, as borrower, Credit Suisse AG, as agent, and the other parties thereto (the “Previous Credit Agreement”) and (iii) pay related fees and expenses. The Previous Credit Agreement was terminated, and all security thereunder was released, on June 18, 2015.

Navios Midstream and Navios Finance may request to borrow Incremental Term Loans (as defined in the Term Loan Agreement) subject to certain covenants, conditions and limitations set forth therein.

The Term Loan Agreement requires maintenance of a loan to value ratio of no greater than 0.85 to 1.0 and a minimum interest coverage ratio of at least 3.75 to 1.0, and other restrictive covenants customary for facilities of this type (subject to negotiated exceptions and baskets), including restrictions on indebtedness, liens, acquisitions and investments, restricted payments and dispositions. The Term Loan Agreement also provides for excess cash flow prepayments and customary events of default.

Certain of the lenders, the agents and their affiliates have in the past performed, and may in the future from time to time perform, investment banking, financial advisory, lending and/or commercial banking services for Navios Midstream and certain of its subsidiaries and affiliates, for which service they have in the past received, and may in the future receive, compensation and reimbursement of expenses.

The foregoing description of the Term Loan is qualified in its entirety by the full text of the Term Loan Agreement, which is attached as Exhibit 10.1 to this report and is incorporated herein by reference. Copies of the press releases announcing the pricing of the Term Loan Agreement, Navios Midstream’s agreement to acquire the vessels the C. Dream and the Nave Celeste and the closing of the Term Loan Agreement, as well as the acquisition of such vessels, are furnished as Exhibits 99.1, 99.2 and 99.3, respectively, to this report and are incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME MIDSTREAM PARTNERS L.P.

By:	/s/ ANGELIKI FRANGOU
Angeliki Frangou
Chief Executive Officer

Date: June 25, 2015

EXHIBIT INDEX

Exhibit No.	Exhibit

3.1	Third Amended and Restated Agreement of Limited Partnership, dated June 18, 2015

10.1	Term Loan Agreement for $205.0 million term loan facility, dated June 18, 2015

10.2	Backstop Agreement, dated November 18, 2014, between Navios Maritime Midstream Partners L.P. and Navios Maritime Acquisition Corporation

99.1	Press Release, dated June 12, 2015

99.2	Press Release, dated June 17, 2015

99.3	Press Release, dated June 19, 2015